[THELEN LLP LETTERHEAD]

Exhibit 5.02

September 11, 2008

Entergy Texas, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70113

Ladies and Gentlemen:

We refer to the Registration Statement on Form S-3, including the exhibits thereto (the "Registration Statement"), which Entergy Texas, Inc., a Texas business corporation (the "Company"), proposes to file with the Securities and Exchange Commission on or shortly after the date hereof, for the registration under the Securities Act of 1933, as amended, of $1,200,000,000 in aggregate principal amount of its Mortgage Bonds (the "Bonds") to be issued in one or more new series, and for the qualification under the Trust Indenture Act of 1939, as amended, of the Indenture, Deed of Trust and Security Agreement (the "Indenture"), between the Company and The Bank of New York Mellon (the "Indenture Trustee") under which the Bonds are to be issued.

Subject to the qualifications hereinafter expressed, we are of the opinion that the Bonds, when issued and delivered for the consideration contemplated by, and otherwise as contemplated in, the Registration Statement and the Indenture, will be legally issued and will be binding obligations of the Company.

For purposes of the opinions set forth above, we have assumed (1) that the Bonds will be issued and delivered in compliance with appropriate action with regard to the issuance of the Bonds by and before the Federal Energy Regulatory Commission under the Federal Power Act and any other applicable regulatory body, (2) that the Bonds will be issued and delivered in compliance with the due authorization of the Company's Board of Directors or, when authorized, the Executive Committee thereof, (3) that the Indenture will be executed and delivered in compliance with the due authorization of (a) the Company's Board of Directors or, when authorized, the Executive Committee thereof and (b) the Indenture Trustee, (4) amounts to be charged or collected by holders of the Bonds in the nature of interest will not cause the interest charged, paid, or payable on the Bonds to be usurious under applicable law, and (5) at the time the Bonds are issued (a) there shall not have occurred any change in law affecting the validity or enforceability of the Bonds or the Indenture and (ii) none of the terms of the Bonds, nor their issuance, nor the Company's compliance with the terms of the Bonds will violate any applicable law or will result in a violation of any provision of any instrument or agreement then binding upon the Company or any restriction imposed by any court or governmental body having jurisdiction over the Company.

This opinion is limited to the laws of the States of New York and Texas and to the federal laws of the United States of America. To the extent that the opinions relate to or are dependent upon matters governed by the laws of the State of Texas, we have relied upon the opinion of Clark, Thomas & Winters, A Professional Corporation, which is being filed as Exhibit 5.01 to the Registration Statement.

We hereby consent to the filing of this opinion as Exhibit 5.02 to the Registration Statement and to the references to our firm, as counsel, in the Registration Statement and in the prospectus contained therein. In giving the foregoing consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Thelen LLP